SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: 16 August 2004
(Date of earliest event reported)

JOHN DEERE OWNER TRUST 2004
(Issuer of the Notes and the Certificates)

JOHN DEERE RECEIVABLES, INC.
(Originator of the Trust described herein)
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

333-87562
(Commission File Number)

(36-3837230)
(IRS Employer Identification No.)

c/o John Deere Capital Corporation
Suite 600
1 East First Street
Reno, Nevada 89501
(Address of principal executive offices and zip code)

(775) 786-5527
(Registrant's telephone number, including area code)

Item 5.   Other Events.

     The statements attached as exhibits hereto are filed in accordance with letters submitted to the Division of Corporation Finance of the Securities and Exchange Commission on behalf of similar Trusts by the Servicer and Depositor of the Trust.

Item 7.   Financial Statements and Exhibits.

    (c)   Exhibits

        99.1   Statement to Certificateholder
        99.2   Statement to Noteholders
        99.3   Servicer's Certificate

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JOHN DEERE OWNER TRUST 2004
JOHN DEERE RECEIVABLES, INC.

John Deere Capital Corporation
(Servicer)

By: */s/ James H. Becht*
James H. Becht, Secretary

Dated: August 16, 2004

EXHIBIT INDEX

Exhibit No.

99.1	Statement to Certificateholder
99.2	Statement to Noteholders
99.3	Servicer's Certificate

John Deere Owner Trust 2004 **Exhibit 99.1**
Statement to Certificateholder

$205,000,000   Class A-1 1.14% Asset Backed Notes due May 13, 2005
$186,000,000   Class A-2 1.68% Asset Backed Notes due November 15, 2006
$185,000,000   Class A-3 2.32% Asset Backed Notes due December 17, 2007
$158,280,000   Class A-4 3.02% Asset Backed Notes due March 15, 2011
 $18,930,000   Class B 2.90% Asset Backed Notes due March 15, 2011
  $3,778,476   Asset Backed Certificates

Payment Date: 16-Aug-04

(1) Amount of principal being paid or distributed:

(a)	A-1 Notes:	$20,455,427.61
	per $1,000 original principal amount:	$99.78
(b)	A-2 Notes:	$0.00
	per $1,000 original principal amount:	$0.00
(c)	A-3 Notes:	$0.00
	per $1,000 original principal amount:	$0.00
(d)	A-4 Notes:	$0.00
	per $1,000 original principal amount:	$0.00
(e)	B Notes:	$0.00
	per $1,000 original principal amount:	$0.00
(f)	Certificates:	$0.00
	per $1,000 original principal amount:	$0.00
(g)	Total:	$20,455,427.61

(2) Amount of interest being paid or distributed:

(a)	A-1 Notes:	$148,101.03
	per $1,000 original principal amount:	$0.72
(b)	A-2 Notes:	$260,400.00
	per $1,000 original principal amount:	$1.40
(c)	A-3 Notes:	$357,666.67
	per $1,000 original principal amount:	$1.93
(d)	A-4 Notes:	$398,338.00
	per $1,000 original principal amount:	$2.52
(e)	B Notes:	$45,747.50
	per $1,000 original principal amount:	$2.42
(f)	Certificates:	$0.00
	per $1,000 original principal amount:	$0.00
(g)	Total:	$1,210,253.20

(3) After giving effect to distributions on this Payment Date:

(a) (i) outstanding principal amount of A-1 Notes:	$125,696,906.62
(ii) A-1 Note Pool Factor:	0.6131556
(b) (i) outstanding principal amount of A-2 Notes:	$186,000,000.00
(ii) A-2 Note Pool Factor:	1.0000000
(c) (i) outstanding principal amount of A-3 Notes:	$185,000,000.00
(ii) A-3 Note Pool Factor:	1.0000000
(d) (i) outstanding principal amount of A-4 Notes:	$158,280,000.00
(ii) A-4 Note Pool Factor:	1.0000000
(e) (i) outstanding principal amount of B Notes:	$18,930,000.00
(ii) B Note Pool Factor:	1.0000000
(f) (i) Certificate Balance	$3,778,476.00
(ii) Certificate Pool Factor:	1.0000000

(4) Note Value at end of related Collection Period:	$677,685,382.63
(5) Pool Balance (excluding accrued interest) at the end of the related Collection Period:	$669,716,020.71
(6) Pool Face Amount at the end of the related Collection Period:	$741,708,916.35
(7) Amount of Servicing Fee:	$575,309.34
per $1,000 original principal amount:	$0.76
Amount of Servicing Fee earned:	$575,309.34
Amount of Servicing Fee paid:	$575,309.34
Amount of Servicing Fee shortfall:	$0.00
(8) Amount of Administration Fee:	$100.00
(9) Aggregate Purchased Receivables for Collection Period:	$0.00
(10) Amount in Reserve Account:	$13,247,299.00
Specified Reserve Account Balance:	$13,247,299.00
(11) Scheduled Payments of Receivables 60 days or more past due:	$744,437.00
(12) Scheduled Payments of Receivables 60 days or more past due as a % of Pool Balance:	0.11%
(13) Face Amount of Receivables 60 days or more past due:	$5,773,487.00
(14) Face Amount of Receivables 60 days or more past due as a % of the Pool Face Amount:	0.78%

John Deere Owner Trust 2004 **Exhibit 99.2**
Statement to Noteholders

$205,000,000 Class A-1 1.14% Asset Backed Notes due May 13, 2005
$186,000,000 Class A-2 1.68% Asset Backed Notes due November 15, 2006
$185,000,000 Class A-3 2.32% Asset Backed Notes due December 17, 2007
$158,280,000 Class A-4 3.02% Asset Backed Notes due March 15, 2011
 $18,930,000 Class B 2.90% Asset Backed Notes due March 15, 2011
  $3,778,476 Asset Backed Certificates

Payment Date: 16-Aug-04

(1) Amount of principal being paid on the Notes:

(a) A-1 Notes:	$20,455,427.61
per $1,000 original principal amount:	$99.78
(b) A-2 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(c) A-3 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(d) A-4 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(e) B Notes:	$0.00
per $1,000 original principal amount:	$0.00
(f) Total	$20,455,427.61

(2) Interest on the Notes

(a) A-1 Notes:	$148,101.03
per $1,000 original principal amount:	$0.72
(b) A-2 Notes:	$260,400.00
per $1,000 original principal amount:	$1.40
(c) A-3 Notes:	$357,666.67
per $1,000 original principal amount:	$1.93
(d) A-4 Notes:	$398,338.00
per $1,000 original principal amount:	$2.52
(e) B Notes:	$45,747.50
per $1,000 original principal amount:	$2.42
(f) Total	$1,210,253.20

(3) After giving effect to distributions on current Payment Date:

(a) (i) outstanding principal amount of A-1 Notes:	$125,696,906.62
(ii) A-1 Note Pool Factor:	0.6131556
(b) (i) outstanding principal amount of A-2 Notes:	$186,000,000.00
(ii) A-2 Note Pool Factor:	1.0000000
(c) (i) outstanding principal amount of A-3 Notes:	$185,000,000.00
(ii) A-3 Note Pool Factor:	1.0000000
(d) (i) outstanding principal amount of A-4 Notes:	$158,280,000.00
(ii) A-4 Note Pool Factor:	1.0000000
(e) (i) outstanding principal amount of B Notes:	$18,930,000.00
(ii) B Note Pool Factor:	1.0000000
(f) (i) Certificate Balance	$3,778,476.00
(ii) Certificate Pool Factor:	1.0000000

(4) Note Value at the end of the related Collection Period: $677,685,382.63

(5) Pool Balance (excluding accrued interest) at the end of the related Collection Period: $669,716,020.71

(6) Pool Face Amount at the end of the related Collection Period: $741,708,916.35

(7) Amount of Servicing Fee earned: $575,309.34
   per $1,000 original principal amount: $0.76
Amount of Servicing Fee earned: 575,309.34
Amount of Servicing Fee paid: $575,309.34
Amount of Servicing Fee shortfall: 0.00

(8) Amount of Administration Fee: 100.00

(9) Aggregate Purchased Receivables for Collection Period: $0.00

(10) Amount in Reserve Account: $13,247,299.00
   Specified Reserve Account Balance: $13,247,299.00

(11) Scheduled Payments of Receivables 60 days or more past due: $744,437.00

(12) Scheduled Payments of Receivables 60 days or more past due as a % of Pool Balance: 0.11%

(13) Face Amount of Receivables 60 days or more past due: $5,773,487.00

(14) Face Amount of Receivables 60 days or more past due as a % of the Pool Face Amount: 0.78%

John Deere Owner Trust 2004   **Exhibit 99.3**
Servicer's Certificate

$205,000,000   Class A-1 1.14% Asset Backed Notes due May 13, 2005
$186,000,000   Class A-2 1.68% Asset Backed Notes due November 15, 2006
$185,000,000   Class A-3 2.32% Asset Backed Notes due December 17, 2007
$158,280,000   Class A-4 3.02% Asset Backed Notes due March 15, 2011
 $18,930,000   Class B 2.90% Asset Backed Notes due March 15, 2011
  $3,778,476   Asset Backed Certificates

Payment Date:	16-Aug-04
(1) Servicing Fee:	$575,309.34
Servicing Fee earned:	$0.00
Servicing Fee paid:	$575,309.34
Servicing Fee shortfall:	$0.00
(2) Administration Fee:	$100.00
Administration Fee Shortfall:	$0.00
(3) Total Distribution Amount:	$23,180,217.36
(4) Noteholders' Interest Distributable Amount applicable to A-1 Notes:	$148,101.03
Noteholders' Interest Carryover Shortfall applicable to A-1 Notes:	$0.00
(5) Noteholders' Interest Distributable Amount applicable to A-2 Notes:	$260,400.00
Noteholders' Interest Carryover Shortfall applicable to A-2 Notes:	$0.00
(6) Noteholders' Interest Distributable Amount applicable to A-3 Notes:	$357,666.67
Noteholders' Interest Carryover Shortfall applicable to A-3 Notes:	$0.00
(7) Noteholders' Interest Distributable Amount applicable to A-4 Notes:	$398,338.00
Noteholders' Interest Carryover Shortfall applicable to A-4 Notes:	$0.00
(8) Noteholders' Interest Distributable Amount applicable to B Notes:	$45,747.50
Noteholders' Interest Carryover Shortfall applicable to B Notes:	$0.00
(9) Noteholders' Interest Distributable Amount deposited into Note Distribution Account:	$1,210,253.20
Noteholders' Interest Carryover Shortfall:	$0.00
(10) A-1 Noteholders' Monthly Principal Distributable Amount:	$20,455,427.61
% of Principal Distribution Amount applicable to A-1 Noteholders:	100.00%
A-1 Noteholders' Principal Carryover Shortfall:	$0.00
A-1 Noteholders' Principal Distributable Amount:	$20,455,427.61
(11) A-2 Noteholders' Monthly Principal Distributable Amount:	$0.00
% of Principal Distribution Amount applicable to A-2 Noteholders:	0.00%
A-2 Noteholders' Principal Carryover Shortfall:	$0.00
A-2 Noteholders' Principal Distributable Amount:	$0.00
(12) A-3 Noteholders' Monthly Principal Distributable Amount:	$0.00
% of Principal Distribution Amount applicable to A-3 Noteholders:	0.00%

A-3 Noteholders' Principal Carryover Shortfall:	$0.00
A-3 Noteholders' Principal Distributable Amount:	$0.00
(13) A-4 Noteholders' Monthly Principal Distributable Amount:	$0.00
% of Principal Distribution Amount applicable to A-4 Noteholders:	0.00%
A-4 Noteholders' Principal Carryover Shortfall:	$0.00
A-4 Noteholders' Principal Distributable Amount:	$0.00
(14) B Noteholders' Monthly Principal Distributable Amount:	$0.00
% of Principal Distribution Amount applicable to B Noteholders:	0.00%
B Noteholders' Principal Carryover Shortfall:	$0.00
B Noteholders' Principal Distributable Amount:	$0.00
(15) Noteholders' Principal Distribution Amount deposited into Note Distribution Account:	$20,455,427.61
Noteholders' Principal Carryover Shortfall:	$0.00
(16) Noteholders' Distributable Amount:	$21,665,680.81
(17) Amount to be withdrawn from the Reserve Account and deposited into Note Distribution Account:	$0.00
Interest Amount included above:	$0.00
Principal Amount included above:	$0.00
(18) Deposit to Reserve Account from Collection Account to increase the amount	
on deposit in the Reserve Account to the Specified Reserve Account Balance:	$0.00
(19) Certificateholders' Interest Distributable Amount:	$0.00
Certificateholders' Interest Carryover Shortfall:	$0.00
(20) Certificateholders' Principal Distributable Amount applicable to current period	$0.00
% of Principal Distribution Amount applicable to Certificate holders	0.00%
Certificateholders' Principal Carryover Shortfall:	$0.00
Certificateholders' Principal Distributable Amount:	$0.00
(21) Certificateholders' Distributable Amount:	$0.00
(22) Deposit to Reserve Account (from excess collections):	$939,127.21
(23) Specified Reserve Account Balance (after all distributions and adjustments) :	$13,247,299.00
(24) Reserve Account Balance over the Specified Reserve Account Balance	
(before any distribution of excess):	$14,186,426.21
(25) Excess Reserve Account Balance Distributable to Seller (5.05(b)(i) or (ii)):	$939,127.21
(26) Note Value as of the end of the related Collection Period	$677,685,382.63
(27) Pool Balance (excluding Accrued Interest) as of close of business on the last day of	
the related Collection Period:	$669,716,020.71
(28) Number of Accounts at the end of the related Collection Period	21,788

(29) After giving effect to all distributions on such Payment Date:

Outstanding Principal Balance of A-1 Notes:	$125,696,906.62
A-1 Note Pool Factor:	0.6131556
Outstanding Principal Balance of A-2 Notes:	$186,000,000.00
A-2 Note Pool Factor:	1.0000000
Outstanding Principal Balance of A-3 Notes:	$185,000,000.00
A-3 Note Pool Factor:	1.0000000
Outstanding Principal Balance of A-4 Notes:	$158,280,000.00
A-4 Note Pool Factor:	1.0000000
Outstanding Principal Balance of B Notes:	$18,930,000.00
B Note Pool Factor:	1.0000000
Outstanding Principal Balance of the Certificates:	$3,778,476.00
Certificate Pool Factor:	1.0000000

(30) Aggregate Purchased Receivables for related Collection Period: $0.00

(31) Reserve Account Balance after giving effect to all distributions: $13,247,299.00

(32) Specified Reserve Account Balance (after all distributions and adjustments): $13,247,299.00